UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing 100038, People’s Republic of China

(86-10) 6399-8902

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F    ☒ Form 40-F ☐

Departure of Certain Directors

Mr. Jianchen Sun, a member of the board of directors (the “Board”) of TuanChe Limited, a Cayman Islands exempted limited company (the “Company”), resigned from his position as the director of the Board, effective on May 13, 2024. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Zijing Zhou, a member of the Board of the Company, resigned from his position as a director of the Board, member of the Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee of the Board, effective on May13, 2024. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Wei Wen, the current Chief Executive Officer of the Company, Chairman of the Board and Chairman of the Nominating and Corporate Governance Committee of the Board, resigned from his position as the Chairman of the Nominating and Corporate Governance Committee of the Board. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company. Mr. Wei Wen will remain as the Chief Executive Officer of the Company and Chairman of the Board.

Appointment of Certain Directors and Co-Chief Executive Officer

On May 13, 2024, the Board appointed Mr. Wentao Deng as a director of the Board, chairman of the Nominating and Corporate Governance Committee of the Board and member of the Audit Committee and Compensation Committee of the Board, effective on May 13, 2024.

The biographical information of Mr. Deng is set forth below.

Mr. Deng has served as the Founder of Shenzhen Yucai Consulting Management Co., Ltd. since June 2016. From October 2015 to May 2016, Mr. Deng served as the Chief Financial Officer of Xiaoke Internet Financial Services Co., Ltd. Mr. Deng attended Jiangnan University and received his bachelor’s degree in Accounting in 2014.

Mr. Deng will receive a monthly salary of $2,000 for his position as a director of the Board. Mr. Deng does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the offer letter of Mr. Deng is attached hereto as exhibit 99.1.

On May 13, 2024, the Board appointed Mr. Guangsheng Liu as the Co-Chief Executive Officer of the Company and as a director of the Board, effective on May 13, 2024.

The biographical information of Mr. Liu is set forth below.

Mr. Liu has served as a Senior Partner of Jingdong Medicine since December 2015. From December 2013 to December 2015, he served as the Chief Technology Officer of Beijing Dream Castle Information Technology Co., Ltd. Mr. Deng also served as the Chief Technology Officer of Beijing Beisheng Tiandi Petroleum Technology Development Co., Ltd. from July 2008 to December 2013. Mr. Liu attended Inner Mongolia University of Finance and Economics and received his bachelor’s degree in Computer Science and Technology in 2008.

Mr. Liu will receive a monthly salary of $8,000 for his position as the director and an annual compensation of 100,000 ADSs of the Company. Mr. Liu does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

A copy of the employment agreement of Mr. Liu is attached hereto as exhibit 99.2.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Director Offer Letter to Mr. Wentao Deng
99.2	Employment Agreement to Mr. Guangsheng Liu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TuanChe Limited

Date:	May 13, 2024	By:	/s/ Simon Li
		Name:	Simon Li
		Title:	Chief Financial Officer